Exhibit 12.1
Time Warner Inc.
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements

($s in millions)

	Nine Months
	Ended
	September 30,		Year Ended December 31,
	2006		2005		2004		2003		2002	2001
Earnings:
Net Income (Loss) before income taxes, discontinued operations and cumulative effect of accounting change	$4,947		$3,599		$4,290		$3,727		$(42,281)	$(7,557)
Interest expense	1,354		1,622		1,754		1,926		1,872	1,505
Amortization of capitalized interest	3		3		3		3		3	5
Portion of rents representative of an interest factor	167		207		199		248		300	323
Preferred stock dividend requirements of majority-owned subsidiaries	—		—		—		—		—	—
Adjustment for partially owned subsidiaries and 50% owned companies	327		330		274		224		343	126
Undistributed losses (earnings) of less than 50% owned companies	(34)		(15)		19		152		363	884

Total earnings	$6,764		$5,746		$6,539		$6,280		$(39,400)	$(4,714)

Fixed Charges:
Interest expense	$1,354		$1,622		$1,754		$1,926		$1,872	$1,505
Capitalized interest	11		10		2		1		2	4
Portion of rents representative of an interest factor	167		207		199		248		300	323
Preferred stock dividend requirements of majority-owned subsidiaries	—		—		—		—		—	—
Adjustment for partially owned subsidiaries and 50% owned companies	62		87		72		69		80	110

Total fixed charges	$1,594		$1,926		$2,027		$2,244		$2,254	$1,942

Pretax income necessary to cover preferred dividend requirements
Total combined	$1,594		$1,926		$2,027		$2,244		$2,254	$1,942

Ratio of earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	4.2	x	3.0	x	3.2	x	2.8	x	$(41,654)	$(6,656)

Ratio of earnings to combined fixed charges and preferred dividend requirements (deficiency in the coverage of combined fixed charges and preferred dividend requirements deficiency)	4.2	x	3.0	x	3.2	x	2.8	x	$(41,654)	$(6,656)